UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 22, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Omni Energy Services Corp.

File No. 5-53451 - CF# 25728

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Omni Energy Services Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 13E-3 filed on July 1, 2010, as amended.

Based on representations by Omni Energy Services Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit (c)(iv)	through December 31, 2012
Exhibit (c)(vi)	through December 31, 2012
Exhibit (c)(vii)	through December 31, 2012
Exhibit (c)(viii)	through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele Anderson
Chief, Office of Mergers & Acquisitions